UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), announcing the Company's fourth quarter and preliminary 2010 earnings release date and conference call information.

Exhibit 1

SFL – Invitation to Presentation of 4Q 2010 Results

Ship Finance International Limited ("Ship Finance") (NYSE: SFL) plans to release its preliminary financial results for fourth quarter 2010 on Friday February 18, 2011.

The Company plans to host a conference call and a webcast for all shareholders and interested parties on Friday February 18, 2011 at 10:00 AM (EST) / 4:00 PM (Central European Time). Relevant material will be available from the Investor Relations section at www.shipfinance.org as of the same day.

In order to listen to the presentation you may do one of the following:

a. Webcast

Go to the Investor Relations section at www.shipfinance.org and click on the link to "Webcast". To listen to the conference call from the web, you need to have installed Windows Media Player, and you need to have a sound card on your computer.

b. Conference Call

Participants dial in numbers:
US Toll Free #	1-866-239-0750
International Dial In #	+44 207 138 0824
Norwegian Toll Free #	800 19639

Conference ID:	3404901

 There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

 A replay of the conference call will be available until February 25, 2011, Midnight by dialing:

US Toll Free #	1-866-932-5017
International Dial In #	+44 207 111 1244

The replay access code is:	3404901#

Contact Persons:

Ole B. Hjertaker: Chief Executive Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 2311 4012 / +47 9344 0960

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 71 vessels, including 30 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 12 drybulk carriers including nine newbuildings, nine container vessels, six offshore supply vessels, one jack-up drilling rig, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: February 10, 2011

By: /s/ Ole B. Hjertaker_____________
Name:  Ole B. Hjertaker
Title:  Chief Executive Officer, Ship Finance Management AS